Exhibit 99.1

STERLITE INDUSTRIES (INDIA) LIMITED

Announces the Court Convened Meeting of its Shareholders

17 May 2012

Tuticorin, 17 May 2012: Sterlite Industries (India) Limited (“SIIL” or the “Company”) announces that in terms of the orders of the Hon’ble High Court of Madras dated April 26, 2012

A: Scheme of Amalgamation and Arrangement

A meeting of the Equity Shareholders of Sterlite Industries (India) Limited is being convened and will be held at Tamira Club, Tamira Niketan, SIPCOT, Industrial Complex, Madurai- Bypass Road, T. V. Puram P. O. Tuticorin – 628002 on 21st June, 2012 at 10.00 AM, for the purpose of considering and if thought fit, approving with or without modification(s), the proposed arrangement embodied in the Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors.

Investor contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President – Investor Relations	Tel: +91 22 6646 1531

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behavior of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.